UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2022

Commission File Number: 001-36206

BIT Mining Limited

Units 813 & 815, Level 8, Core F,

Cyberport 3, 100 Cyberport Road,

Hong Kong

(852) 2596 3098

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐           No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

On June 23, 2022, BIT Mining Limited (the “Company”) entered into a securities purchase agreement (the “Securities Purchase Agreement”) with certain institutional investors (the “Purchasers”) pursuant to which the Company agreed to sell (1) 11,200,000 American depositary shares (the “ADSs”), (2) certain pre-funded warrants to purchase 4,800,000 ADSs (the “Pre-Funded Warrants”) in lieu of the ADSs being offered, and (3) certain warrants including (i) certain Series A warrants to purchase up to 16,000,000 ADSs (the “Series A Warrants”) and (ii) certain Series B warrants to purchase up to 16,000,000 ADSs (the “Series B Warrants”) (collectively, the “Warrants”) (the “Offering”). The combined purchase price of each ADS and the accompanying Warrants is US$1.00. The combined purchase price of each Pre-Funded Warrant and the accompanying Warrants is US$0.99. The Offering will result in gross proceeds to the Company of approximately US$16.0 million (without taking into account any proceeds from any future exercises of the Warrants), before deducting the placement agent's fees and other estimated offering expenses payable by the Company. The Company currently intends to use the net proceeds from the Offering for to invest in mining machines, build new data centers, expand infrastructure, and improve working capital position. The Offering is expected to close on June 27, 2022.

Each Series A Warrant is exercisable for one ADS at an exercise price of US$1.10 per ADSs. The Series A Warrants will be immediately exercisable and will expire on the fifth anniversary of the original issuance date. Each Series B Warrant is exercisable for one ADS at an exercise price of US$1.00 per ADSs. The Series B Warrants will be immediately exercisable and will expire on the 2½th anniversary of the original issuance date. Each Pre-Funded Warrant is exercisable for one ADS at an exercise price of US$0.01. We are offering the Pre-Funded Warrants to certain purchasers whose purchase of the ADSs in this Offering would otherwise result in such purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or, at the election of the purchaser, 9.99%) of our outstanding Class A ordinary shares immediately following the consummation of this Offering. The Pre-Funded Warrants are exercisable immediately and may be exercised at any time until all of the Pre-Funded Warrants are exercised in full.

In connection with the Offering, the Company entered into certain engagement letter dated June 10, 2022 (the “Letter Agreement”), with H.C. Wainwright & Co., LLC, as exclusive placement agent (the “Placement Agent”), pursuant to which the Placement Agent agreed to act as the exclusive placement agent in connection with the Offering. The Company agreed to pay the Placement Agent a cash fee equal to 7.0% of the gross proceeds raised in this Offering. In addition, the Company will pay the Placement Agent a cash fee equal to 6.0% of the aggregate gross proceeds received from the cash exercise of any Warrants issued in in the Offering. In addition, the Company has agreed to issue to the Placement Agent as compensation, certain warrants (the “Placement Agent Warrants”) to purchase up to 960,000 ADSs (equal to 6.0% of the aggregate number of ADSs and Pre-Funded Warrants sold in this Offering). Each Placement Agent Warrant will have an exercise price of US$1.25, which represents 125% of the offering price per ADS, will become exercisable immediately upon issuance and will expire five years from the commencement of the sales pursuant to the Securities Purchase Agreement.

Copies of the forms of Pre-Funded Warrants, Series A Warrants, Series B Warrants, Placement Agent Warrants and Securities Purchase Agreement, and the Letter Agreement are attached hereto as Exhibits 4.1, 4.2, 4.3, 4.4, 10.1 and 10.2, respectively, and are incorporated herein by reference. The foregoing summaries of the terms of the Pre-Funded Warrants, the Series A Warrants, the Series B Warrants, the Placement Agent Warrants and the Securities Purchase Agreement and the Letter Agreement are subject to, and qualified in their entirety by, such documents.

EXPLANATORY NOTE

The documents attached as Exhibits 4.1, 4.2, 4.3, 4.4, 5.1, 5.2, 10.1, 10.2 and 99.1 to this report on Form 6-K are hereby incorporated by reference into the Company’s Registration Statement on Form F-3, as amended, initially filed with the U.S. Securities and Exchange Commission on July 30, 2021 (Registration No. 333-258329) and a prospectus supplement dated June 23, 2022 thereunder, and shall be a part thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

TABLE OF CONTENTS

EX-4.1	Form of Pre-Funded Warrant
EX-4.2	Form of Series A Warrant
EX-4.3	Form of Series B Warrant
EX-4.4	Form of Placement Agent Warrant
EX-5.1	Opinion of Maples and Calder (Hong Kong) LLP regarding the validity of Class A ordinary shares of the Company
EX-5.2	Opinion of Wilson Sonsini Goodrich & Rosati regarding the enforceability of the Warrants
EX-10.1	Form of Securities Purchase Agreement
EX-10.2	Letter Agreement between BIT Mining and H.C. Wainwright & Co., LLC dated June 10, 2022
EX-99.1	Consent of JunZeJun
EX-99.2	Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIT Mining Limited

By:	/s/ Xianfeng Yang
Name:	Xianfeng Yang
Title:	Chief Executive Officer

Date: June 27, 2022